windelsmarx.com

Robert A. Schwartz	120 Albany Street Plaza, | New Brunswick, NJ 08901
732.448.2548	T. 732.846.7600 | F. 732.846.8877
rschwartz@windelsmarx.com

April 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Hanover Bancorp, Inc.

Registration Statement on Form S-4

Filed January 20, 2021, as amended on March 19, 2021

File No. 333-252262

Dear Sir or Madam:

Transmitted along with this cover letter is Amendment No. 2 to the Registration Statement on Form S-4 of Hanover Bancorp, Inc.

We have filed Amendment No. 2 to, among other things, address the comments contained in the March 30, 2021 letter from the Division of Corporate Finance. Set forth below is our response to each of the comments contained in the letter.

Amended Registration Statement on Form S-4 filed March 19, 2021

Pro Forma Balance Sheet - December 31, 2020 Consolidated, page 20

1.	We note your response to our prior comment 5 and your enhanced disclosure on pages 20-21. Tell us why you have not included "After-tax deferred PPP fee income" of $2.5 million as an adjustment to Savoy stockholder's equity in the determination of Goodwill created; alternatively update accordingly.

Under the terms of the merger agreement, after-tax deferred PPP fee income ($2.5 million at 12/31/20) is included in equity for purposes of calculating a purchase price for Savoy, regardless of its treatment under GAAP. In response to the comment, the Registrant has updated the pro forma balance sheet and goodwill schedule which is a note thereto to include a fair value mark on the contra-loan balance related to deferred PPP fee income being acquired.

We have also updated the assumptions to the unaudited pro forma condensed combined financial information beginning on page 18 to better clarify the assumptions used in the calculations.

Unaudited Pro Form Condensed Consolidated Balance Sheet as of December 31, 2020 Comparative Per Share Information, page 26

2.	We note your response to our prior comment 6 and the disclosure in footnote (3) for Equivalent Pro Forma Combined Per Share of Savoy Common Stock. We are still unable to recalculate the amounts presented. Please provide us with the calculations, update your disclosure accordingly, and disclose why these metrics are meaningful in evaluating the proposed transaction.

The Pro Forma combined metrics are stated per share of Savoy common stock utilizing an exchange ratio assuming a 100% stock transaction. These calculations are necessary in comparing Savoy per share metrics pre and post-transaction. Set forth below is the calculation of the equivalent per share data.

Comparative Per Share Calculation Example
$ per share
Savoy purchase price per share	$6.30 (a)
Hanover issue price per share	$22.39 (b)
Exchange Ratio assuming 100% stock transaction	0.281x (c) = (a) / (b)
Stock consideration %	50%
Exchange Ratio	0.141x

Pro Forma combined diluted earnings per share
for the three months ended 12/31/2020	$0.68 (d)

Pro Forma combined book value per share at 12/31/2020	$19.97 (e)

Equivalent Pro Forma combined per share of Savoy Common Stock:
Diluted earnings per share	$0.19 = (d) * (c)
Book value per share	$5.62 = (e) * (c)

In addition, the Registrant will revise footnote #3 on page 26 to both clarify the calculations and to explain why the Registrant believes this presentation is meaningful.

3.	Please revise your opening paragraph to state that pro forma combined diluted earnings of Hanover [and Savoy] is based on the pro forma combined net income of Hanover and Savoy, divided by total pro forma diluted common shares of the combined entity.

The Registrant has revised the language as requested.

If you require any additional information, please feel free to contract me at (732) 448-2548.

Very truly yours,

/s/ Robert A. Schwartz

Robert A. Schwartz

cc:	Hanover Bancorp, Inc.